(Check One):	UNITED STATES
☒ Form 10-KSB	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC File Number: 0-16354
☐ Form N-SAR		CUSIP Number: 625 44S 20
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: November 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MultiCell Technologies, Inc.

Full name of registrant

Former name if applicable

701 George Washington Highway

Address of principal executive office (Street and number)

Lincoln, Rhode Island 02865

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-KSB of MultiCell Technologies, Inc. (the “Company”) for the year ended November 30, 2005 cannot be filed with the Securities and Exchange Commission within the prescribed time period due to unexpected delays and complications arising out of the preparation of its restated financial statements. Such restated financial statements are being prepared as a result of adjustments for the accounting treatment of certain stock option grants. The Company has filed a Current Report on Form 8-K on the date hereof (the “Form 8-K”) describing the restatement in more detail.

The Company files this report for a 15 day extension for filing its Annual Report on Form 10-KSB for the year ended November 30, 2005. The Company will not timely file its Form 10-QSK because it will be unable to complete the preparation of its restated financial statements by the initial filing date without significant additional effort and expense. The Company intends to file the Annual Report on Form 10-KB as soon as practicable, and in any event prior to the 15-day extension period afforded by SEC Rule 12b-25 which would expire on March 15, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gerard A. Wills (Name)	(858) (Area Code)	200-0583 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting loss from operations of approximately $ 5,685,743 on revenues of approximately $ 209,156 for the year ended November 30, 2005 as compared to loss from operations of $ 3,460,140 on revenues of $ 759,925 for the corresponding prior year period (which prior year amounts will be restated in connection with the restatement described in the Form 8-K such that loss from operations shall be $ 2,971,480 on revenues of $ 759,925 ). A more detailed discussion of results of operations will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-KSB to be filed.

MultiCell Technologies, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2006	By:	/s/ Gerard A. Wills
Gerard A. Wills
Senior Vice President, Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).